Exhibit 99

EQT CORPORATION

Estimated

Future Reserves

Attributable to Certain

Leasehold and Royalty Interests

SEC Parameters

As of

December 31, 2015

\s\ Gabrielle Guerre
Gabrielle Guerre, P. E.
TBPE License No. 109935
Vice President
[SEAL]
RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

TBPE REGISTERED ENGINEERING FIRM F-1580        FAX (713) 651-0849
1100 LOUISIANA SUITE 4600    HOUSTON, TEXAS 77002-5294    TELEPHONE (713) 651-9191

February 11, 2016

EQT Corporation
EQT Plaza
625 Liberty Avenue, Suite 1700
Pittsburgh, PA 15212-5861

Gentlemen:

At the request of EQT Corporation (EQT), Ryder Scott Company, L.P. (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserves as of December 31, 2015, prepared by EQT’s engineering and geological staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our reserves audit, completed on January 22, 2016, and presented herein, was prepared for public disclosure by EQT in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The estimated reserves shown herein represent EQT’s estimated net reserves attributable to the leasehold and royalty interests in certain properties owned by EQT as of December 31, 2015. The properties reviewed by Ryder Scott incorporate EQT reserve determinations and are located in the states of Kentucky, Ohio, Pennsylvania, Virginia, Texas, and West Virginia.

The properties covered by Ryder Scott’s review account for 100 percent of the total net proved liquid hydrocarbon reserves and 100 percent of the total net proved gas reserves prepared by EQT as of December 31, 2015. However, not all properties were reviewed to the same level. Ryder Scott conducted a detailed, well by well, audit of the Company’s largest properties, which consisted of 1,419 cases. This audit covered 81 percent of the Company’s proved developed reserves. Ryder Scott’s audit of the remaining 19 percent of the Company’s proved developed properties consisted of an audit of aggregated groups not exceeding 200 wells per case for operated wells and 230 wells per case for non-operated wells, 75 cases in total (12,253 wells). For undeveloped locations, EQT determined, and Ryder Scott reviewed and approved, which areas within EQT’s acreage were to be considered proven. Reserves were assigned and projected by EQT for locations within these proven areas and approved by Ryder Scott based on analogous type curves and offset production information.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”

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EQT Corporation
February 11, 2016

Based on our review, including the data, technical processes and interpretations presented by EQT, it is our opinion that the overall procedures and methodologies utilized by EQT in preparing their estimates of the proved reserves as of December 31, 2015 comply with the current SEC regulations and that the overall proved reserves for the reviewed properties as estimated by EQT are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

The estimated reserves presented in this report are related to hydrocarbon prices. EQT has informed us that in the preparation of their reserve and income projections, as of December 31, 2015, they used average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The net reserves as estimated by EQT attributable to EQT's interest in properties that we reviewed are summarized as follows:

SEC PARAMETERS
Estimated Net Reserves
Certain Leasehold and Royalty Interests of
EQT Corporation

As of December 31, 2015

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Audited by Ryder Scott
Net Reserves
Gas – MMCF	5,217,258	435,732	3,457,318	9,110,308
Plant Products - MBarrels	93,591	4,937	39,954	138,482
Oil/Condensate - MBarrels	5,900	0	0	5,900

Liquid hydrocarbons are expressed in thousands of standard 42 gallon barrels (MBarrels). All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

Reserves Included in This Report

In our opinion, the proved reserves presented in this report conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Status Definitions and Guidelines” in this report. The proved developed non-producing reserves included herein consist of shut-in and behind pipe categories.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

EQT Corporation
February 11, 2016

accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At EQT’s request, this report addresses only the proved reserves attributable to the properties reviewed herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered could be more or less than the estimated amounts.

Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

EQT Corporation
February 11, 2016

certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves, prepared by EQT, for the properties that we reviewed were estimated by performance methods, the volumetric method, analogy, or a combination of methods. Approximately 98 percent of the proved producing reserves attributable to producing wells and/or reservoirs that we reviewed were estimated by performance methods. These performance methods include, but may not be limited to, decline curve analysis which utilized extrapolations of historical production and pressure data available through November 2015, in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by EQT and were considered sufficient for the purpose thereof. The remaining 2 percent of the proved producing reserves that we reviewed were estimated by the volumetric method, analogy, or a combination of methods. These methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

One hundred percent of the proved developed non-producing and undeveloped reserves that we reviewed were estimated primarily by the analogy method. The data utilized from the analogues were considered sufficient for the purpose thereof.

To estimate economically recoverable proved oil and gas reserves, many factors and assumptions are considered including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in conducting this review.

As stated previously, proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. To confirm that the proved reserves reviewed by us meet the SEC requirements to be economically producible, we have reviewed certain primary economic data utilized by EQT relating to hydrocarbon prices and costs as noted herein.

The hydrocarbon prices furnished by EQT for the properties reviewed by us are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

The initial SEC hydrocarbon prices in effect on December 31, 2015 for the properties reviewed by us were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

EQT Corporation
February 11, 2016

for differentials as described herein. EQT has provided a detailed table (see Table 1) which summarizes the “benchmark prices” and “price reference” used by EQT for the various “take points” within Appalachia. In certain cases, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices which were actually used by EQT to determine the future gross revenue for each property reviewed by us reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees, and/or distance from market, referred to herein as “differentials.” The differentials used by EQT were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by EQT.

The table below summarizes EQT’s net volume weighted benchmark prices adjusted for differentials for the properties reviewed by us and referred to herein as EQT’s “average realized prices.” The average realized prices shown in the table below were determined from EQT’s estimate of the total future gross revenue before production taxes for the properties reviewed by us and EQT’s estimate of the total net reserves for the properties reviewed by us for the geographic area. The data shown in the table below is presented in accordance with SEC disclosure requirements for each of the geographic areas reviewed by us.

Geographic Area	Product	Average Realized Prices
North America
United States, Appalachia	Gas	$0.985/MCF
and Texas regions	Plant Products	$6.16/Bbl
	Oil/Condensate	$41.18/Bbl

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in EQT’s individual property evaluations.

Accumulated gas production imbalances, if any, were not taken into account in the proved gas reserve estimates reviewed. The proved gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Operating costs furnished by EQT are based on the operating expense reports of EQT. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. For operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. We have not conducted an independent verification of the data used by EQT. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs furnished by EQT are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished by EQT were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by EQT. All development costs beyond 5 years are associated with the completion and fracturing of wells drilled within EQT’s five year development plan. EQT’s estimates of zero abandonment costs after salvage value for onshore properties were accepted without independent verification. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for EQT’s estimate.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

EQT Corporation
February 11, 2016

The proved developed non-producing and undeveloped reserves for the properties reviewed by us have been incorporated herein in accordance with EQT’s plans to develop these reserves as of December 31, 2015. The implementation of EQT’s development plans as presented to us is subject to the approval process adopted by EQT’s management. As the result of our inquiries during the course of our review, EQT has informed us that the development activities for the properties reviewed by us have been subjected to and received the internal approvals required by EQT’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to EQT. Additionally, EQT has informed us that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans. While these plans could change from those under existing economic conditions as of December 31, 2015, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Current costs used by EQT were held constant throughout the life of the properties.

EQT’s forecasts of future production rates are based on historical performance from wells currently on production. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used by EQT to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by EQT. Wells or locations that are not currently producing may start producing earlier or later than anticipated in EQT’s estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

EQT’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a review of the properties in which EQT owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included by EQT for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Certain technical personnel of EQT are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

EQT Corporation
February 11, 2016

We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our audit.

EQT has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In performing our audit of EQT’s forecast of future proved production, we have relied upon data furnished by EQT with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, development plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by EQT. We consider the factual data furnished to us by EQT to be appropriate and sufficient for the purpose of our review of EQT’s estimates of reserves. In summary, we consider the assumptions, data, methods and analytical procedures used by EQT and as reviewed by us appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate under the circumstances to render the conclusions set forth herein.

Audit Opinion

Based on our review, including the data, technical processes and interpretations presented by EQT, it is our opinion that the overall procedures and methodologies utilized by EQT in preparing their estimates of the proved reserves as of December 31, 2015 comply with the current SEC regulations and that the overall proved reserves for the reviewed properties as estimated by EQT are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

EQT Corporation
February 11, 2016

We are independent petroleum engineers with respect to EQT. Neither we nor any of our employees have any financial interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this audit, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the review of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party audit, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by EQT.

EQT makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, EQT has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of EQT of the references to our name as well as to the references to our third party report for EQT, which appears in the December 31, 2015 annual report on Form 10-K of EQT. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by EQT.

We have provided EQT with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by EQT and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

\s\ Gabrielle Guerre

Gabrielle Guerre, P.E.
TBPE License No. 109935
Vice President
[SEAL]
GG (DPR)/pl

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

TABLE 1

EQT 2015 YERR PRICING
Brenton	Madison	Weston, Non Marcellus	Weston, Marcellus	KY West	Pikeville	BSG - NORA	BSG - RF	Carnegie	Equitrans	Utica	Permian	Royalty

INDEX (NYMEX + Basis)	2.228	1.505	1.394	1.421(PA) 1.428(WV)	2.449	2.506	2.430	2.491	1.428	1.428	1.394	2.473	1.701
SHRINK	14.04%	14.73%	5.54%	1.72%(PA) 1.50%(WV)	11.86%	11.78%	11.16%	11.16%	9.50%	9.50%	2.00%	6.00%	0.0%
BTU	1.090	1.163	1.242	1.043(PA) 1.094(WV)	1.149	1.220	1.033	1.033	1.166	1.203	1.054	1.005	1.000
G&C, $/mcf	0.610	0.570	0.062	0.584(PA) 0.764(WV)	0.582	0.549	0.723	0.788	0.788	0.734	0.525	0.517	0.000
NET GAS PRICE, $/mcf	$1.477	$0.923	$1.573	$0.874(PA) $0.775(WV)	$1.897	$2.148	$1.507	$1.703	$0.803	$0.821	$0.914	$1.819	$1.701
Source:
2015 Crude Oil Price based on first day of each month pricing for WTI, less area-specific Appalachian Basin Adjustment
2015 NGL price based on first day of each month pricing for Butane, ISO – Butane, Natural Gasoline, and Propane

NET CRUDE OIL, $/BBL	43.271	43.271	43.271	30.638	45.256	45.256	44.530	44.530	43.271	43.271	45.259	47.282	-
NET NGL PRICES, $/BBL	3.937 (WV)	10.352	-0.598	9.669
Severance Tax Rates as % of revenue	6.14%	6.14%	6.14%	6.14% (WV)	4.40%	4.40%	2.68%	2.68%	6.14%	6.14%	0.58%	7.53%	0.00%
Property Tax Rates as % of revenue	1.34%	1.34%	1.34%	1.34% (WV)	1.69%	1.69%	6.64%	6.64%	1.34%	1.34%	3.27%	2.05%	0.00%
Sev & Property Tax Rates	7.48%	7.48%	0% PA 7.48% WV	0% PA 7.48% WV	6.09%	6.09%	9.32%	9.32%	0% PA 7.48% WV	0% PA 7.48% WV	3.85%	9.58%	0.00%

* The West Virginia state worker's compensation tax of $0.047/mcf is included in the severance tax percentages above.
* The Pennsylvania Impact Fee is included as a tax for all Pennsylvania horizontal Marcellus, Upper Devonian, and Utica wells.

TCO	DTI	ETENN	M2	TGP Z4	TGP Z2	DEO	NFG	Waha	WTI (Cushing)	NYMEX
$/Dth	$/Dth	$/Dth	$/Dth	$/Dth	$/Dth	$/Dth	$/Dth	$/Dth	$/Dth	$/Dth
Basis	-0.078	-1.190	-0.032	-1.155	-1.505	-0.154	-1.190	-1.190	-0.110	-	-
Index	2.506	1.394	2.552	1.428	1.079	2.430	1.394	1.394	2.473	50.28	2.583
Based on Gas Daily for TCO , DTI, TETCO (M2), and TGP for flow on the first day of each month in 2015.

Sales Point Percentages
TCO	DTI	ETENN	M2	DEO	TGP Z4	TGP Z2	NFG	WAHA
Kentucky West	25.0%	0.0%	0.0%	0.0%	0.0%	0.0%	75.0%	0.0%	0.0%
Pikeville	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Big Stone Gap - Nora	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%
Big Stone Gap - Roaring Fork	0.0%	0.0%	50.0%	0.0%	0.0%	0.0%	50.0%	0.0%	0.0%
Weston, Non Marcellus	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Weston, Marcellus - PA	0.8%	11.4%	0.0%	83.1%	0.0%	2.9%	0.0%	1.8%	0.0%
Weston, Marcellus - WV	0.1%	0.0%	0.0%	99.9%	0.0%	0.0%	0.0%	0.0%	0.0%
Permian	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%
Utica - OH	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%
Equitrans	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Carnegie	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Madison	10.0%	90.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Brenton	75.0%	25.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Gabrielle Guerre was the primary technical person responsible for overseeing the estimate of the reserves prepared by Ryder Scott presented herein.

Mrs. Guerre, an employee of Ryder Scott Company L.P. (Ryder Scott) since 2009, is a Vice President responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mrs. Guerre served in a number of reservoir engineering positions with ExxonMobil. For more information regarding Mrs. Guerre’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Company/Employees.

Mrs. Guerre earned a Bachelor of Science degree in Mechanical Engineering from Kansas State University in 2005. She was given the department awards, Most Outstanding Engineer and Extraordinary Leadership & Service, upon completion of her degree. Mrs. Guerre is a registered Professional Engineer in the State of Texas. She is also a member of the Society of Petroleum Engineers, where she has served on the Gulf Coast Section Board of Directors for the past 4 years and is still an active Director.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mrs. Guerre fulfills. As part of her 2015 continuing education hours, Mrs. Guerre attended 1 hour of formalized training from various professional society presentations specifically relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Mrs. Guerre attended an additional 10 hours of formalized in-house training as well as 6 hours of formalized external training during 2015 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software and ethics for consultants.

Based on her educational background, professional training and more than 10 years of practical experience in the estimation and evaluation of petroleum reserves, Mrs. Guerre has attained the professional qualifications as a Reserves Estimator set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

PROVED RESERVES (SEC DEFINITIONS) CONTINUED

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:

(1)	completion intervals which are open at the time of the estimate, but which have not started producing;

(2)	wells which were shut-in for market conditions or pipeline connections; or

(3)	wells not capable of production for mechanical reasons.

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)
Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS